UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                         Network Computing Devices, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120N100
                                  ------------
                                 (CUSIP Number)


                                October 12, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1(b)
                              [X]  Rule 13d-1(c)
                              [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Kiskiminetas Springs School
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]

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3         SEC USE ONLY


-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  PENNSYLVANIA
-------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
                            1,116,300 shares                             6.9%
                     ----------------------------------------------------------
Number of            6     SHARED VOTING POWER
Shares                     0 shares                                        0%
Beneficially         ----------------------------------------------------------
Owned By             7     SOLE DISPOSITIVE POWER
Each                       1,116,000 shares                               6.9%
Reporting            ----------------------------------------------------------
Person               8     SHARED DISPOSITIVE POWER
With                       0 shares                                        0%
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,116,300 shares
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        6.9%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
                                                      CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Statement on Schedule 13G (this "Statement") reflects information as of October 12, 1999 (the "Reporting Date"). Pursuant to Rule 13d-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Kiskiminetas Springs School (the "Reporting Person") is filing this Statement immediately subsequent to the filing of its Statement on Schedule 13D. Information contained in this Statement regarding persons other than the Reporting Person is furnished to the best knowledge of the Reporting Person.

ITEM 1.

         (a)  NAME OF ISSUER:  Network Computer Devices, Inc. (the "Issuer").

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       350 North Bernardo Avenue
                       Mountain View, CA 94043


ITEM 2.

         1.   (a)      NAME OF PERSON FILING:  Kiskiminetas Springs School.

              (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
                       RESIDENCE:

                       1888 Brett Lane
                       Saltsburg, PA 15681

              (c)      CITIZENSHIP: Not applicable.

              (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share (the "Common Stock").

              (e)      CUSIP NUMBER:  64120N100.



ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
         13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                                        Not Applicable.

         (a)  [ ] Broker or Dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o).
         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [ ] Investment Adviser registered in accordance with ss.240.13d-1
                  (b)(1)(ii)(E).
         (f) [ ] An employee benefit plan or endowment in accordance with ss.240.13d-1(b)(1)(ii)(F).
         (g)  [ ] A parent holding company in accordance with ss.240.13d-1(b)
                  (ii)(G).
         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).


ITEM 4.  OWNERSHIP.

    1.   Kiskiminetas Springs School:

         (a)      Amount Beneficially Owned: 1,116,300 shares.
         (b)      Percent of Class: 6.9%
         (c)      Number of shares as to which such person has:
                  (i) sole power to vote or direct the vote: 1,116,300 shares.
                  (ii)     shared power to vote or direct the vote: 0 shares.
                  (iii)    sole power to dispose or direct the disposition of:
                           1,116,300 shares.
                  (iv) shared power to dispose or direct the disposition of: 0 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                    Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer's Common Stock owned by the Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                    Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                    Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10. CERTIFICATION

     By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 1999


                                            KISKIMINETAS SPRINGS SCHOOL


                                            By: s/John A. Pidgeon
                                                ----------------------------
                                            Name:  John A. Pidgeon
                                            Title: President





















ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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